SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Bonds.com Group, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

098003106

(CUSIP Number)

Andrew C. Peskoe, Esq.

 Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Michel Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 68,571,428[1]
	8)	SHARED VOTING POWER 102,857,142[2]
	9)	SOLE DISPOSITIVE POWER 68,571,428[1]
	10)	SHARED DISPOSITIVE POWER 102,857,142[2]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,428,570[3]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14)	TYPE OF REPORTING PERSON IN

1.

Includes 34,285,714 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 34,285,714 shares of Common Stock issuable upon exercise of Warrants.

2.

Includes 51,428,571 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 51,428,571 shares of Common Stock issuable upon exercise of Warrants.

3.

Includes 85,714,285 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Abdallah Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 102,857,142[1]
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 102,857,142[1]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,857,142[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14)	TYPE OF REPORTING PERSON IN

      1.    Includes 51,428,571 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 51,428,571 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Daher Bonds Investment Company
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 102,857,142[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 102,857,142[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,857,142[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 51,428,571 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 51,428,571 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Mida Holdings
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 68,571,428[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 68,571,428[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,571,428[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 34,285,714 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 34,285,714 shares of Common Stock issuable upon exercise of Warrants.

Item 1.

Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is shares of common stock (the “Common Stock”) of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is 529 Fifth Avenue, 8th Floor, New York, New York 10017.

Item 2.

Identity and Background.

(a), (b) and (c).  This Schedule 13D is being filed by the following persons (each, a "Reporting Person"), in each case with respect to the Common Stock:

(i) Michel Daher is a Manager of Daher Bonds Investment Company (described in (iii) below) and the Manager of Mida Holdings (described in (iv) below). His business address is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon.

(ii) Abdallah Daher is a Manager of Daher Bonds Investment Company (described in (ii) below). His business address is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon.

(iii) Daher Bonds Investment Company (“DBIC”), a Cayman Islands Exempted Company Limited by Shares, is a private investment company. Its business address is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon.

(iv) Mida Holdings (“Mida”), a Cayman Islands Exempted Company Limited by Shares, is a private investment company. Its business address is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon.

(d)

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Michel Daher and Abdallah Daher are citizens of Lebanon.

Item 3.

Source and Amount of Funds and Other Consideration.

On December 5, 2011, DBIC purchased from the Issuer 36 Units at a purchase price of $100,000 per Unit for an aggregate cash purchase price of $3,600,000 (which was provided solely out of its working capital), and Mida purchased from the Issuer 24 Units at a purchase price of $100,000 per Unit for an aggregate cash purchase price of $2,400,000 (which was provided solely out of its working capital). Each Unit consisted of 100 shares of Series E-2 Convertible Preferred Stock and Warrants to purchase 1,428,571.429 shares of Common Stock.

Item 4.

Purpose of Transaction

The securities were acquired by DBIC and Mida for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Issuer, if any, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer, the Issuer’s management, the board of directors, Issuer-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series E-2 Convertible Preferred Stock or Common Stock (or other securities of the Issuer) or engaging in discussions with the Issuer concerning future transactions with the Issuer, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Issuer; (ii) changing their current intentions with respect to any or all matters referred to in this Item 4; and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Purchase Agreement and the Series E Stockholders’ Agreement (as defined below).

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those actions enumerated above.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

ITEM 5.

Interests in Securities of the Issuer

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Collectively, the Reporting Persons beneficially own 171,428,570 shares, or 62.2%, of the Issuer’s Common Stock. These percentages are derived from an assumed total number of shares of Common Stock outstanding of 104,354,190 as of November 21, 2011, based on information in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011.

(b)

Michel Daher, as a Manager of DBIC, has the shared power to vote or to direct the vote or to dispose or direct the disposition of 102,857,142 shares of Common Stock and, as the Manager of Mida, has the sole power to vote or to direct the vote or to dispose or direct the disposition of 68,571,428 shares of Common Stock.  Abdallah Daher, as a Manager of DBIC, has the shared power to vote or to direct the vote or to dispose or direct the disposition of 102,857,142 shares of Common Stock. DBIC has the sole power to vote or to direct the vote or to dispose or direct the disposition of 102,857,142 shares of Common Stock.  Mida has the sole power to vote or to direct the vote or to dispose or direct the disposition of 68,571,428 shares of Common Stock.

(c)

Not applicable.

(d)

Not applicable

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Unit Purchase Agreement, dated as of December 5, 2011 (the "Purchase Agreement"), between the Issuer, DBIC, Mida and the other parties thereto, DBIC acquired 36 Units at a purchase price of $100,000 per Unit and Mida acquired 24 Units at a purchase price of $100,000 per Unit.  Each Unit consisted of 100 shares of the Issuer’s Series E-2 Convertible Preferred Stock (“Series E-2 Preferred Stock”) and Warrants to purchase 1,428,571.429 shares of the Issuer’s Common Stock. Under the terms of the Purchase Agreement, DBIC and Mida have agreed to purchase additional Units in the future, subject to the satisfaction of certain closing conditions, some of which are not under the control of the Issuer. In the event any additional purchase is made, the Reporting Persons will, to the extent required under Rule 13d-2 of the Securities Exchange Act of 1934, file an amendment to this Schedule 13D. A copy of the Purchase Agreement is attached as Exhibit 2 to this Statement, and is expressly incorporated herein by reference and the descriptions herein are qualified thereby.

In connection with the Purchase Agreement, DBIC and Mida entered into a stockholders agreement, dated as of December 5, 2011 (the "Series E Stockholders' Agreement"), with the Issuer and the other parties thereto.  Pursuant to the Series E Stockholders’ Agreement, for so long as DBIC continues to own at least 25% of the shares of Series E-2 Preferred Stock acquired by it pursuant to the Unit Purchase Agreement, or 25% of the Common Stock issued upon the conversion thereof, the Issuer is required to nominate and use its reasonable best efforts to cause to be elected to, and cause to remain on, its board of directors two people designated by DBIC. A copy of the Series E Stockholders’ Agreement is attached as Exhibit 3 to this Schedule 13D, and is expressly incorporated herein by reference and the descriptions herein are qualified thereby.

In connection with the Purchase Agreement, DBIC and Mida entered into a registration rights agreement, dated as of December 5, 2011 (the "Second Amended and Restated Registration Rights Agreement"), with the Issuer and the other parties thereto.  Pursuant to the Second Amended and Restated Registration Rights Agreement, DBIC and Mida have certain demand and piggyback registration rights with respect to the shares of common stock underlying their respective Series E-2 Preferred Stock and Warrant.  A copy of the Second Amended and Restated Registration Rights Agreement is attached as Exhibit 4 to this Schedule 13D, and is expressly incorporated herein by reference and the descriptions herein are qualified thereby.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

1.

Joint Filing Agreement between Michel Daher, Abdallah Daher, Daher Bonds Investment Company and Mida Holdings.

2.

Unit Purchase Agreement, dated as of December 5, 2011, by and among the Issuer, Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, GFINet Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 9, 2011).

3.

Series E Stockholders' Agreement, dated as of December 5, 2011, by and among the Issuer, Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on December 9, 2011).

4.

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among the Issuer, Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on December 9, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 15, 2011

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager

Mida Holdings

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager